EXHIBIT 99.1

Chris McLernon to lead global real estate services reporting to Jay Hennick

Davoud Amel-Azizpour named CEO of EMEA Region

TORONTO, April 25, 2022 (GLOBE NEWSWIRE) -- Leading global professional services and investment management firm Colliers (NASDAQ and TSX: CIGI) today announced the appointment of Chris McLernon as Chief Executive Officer of Real Estate Services| Global. McLernon will be based in the firm’s global headquarters in Toronto, reporting to Global Chairman & CEO Jay Hennick. Davoud Amel-Azizpour, currently Chief Financial Officer of EMEA, will succeed McLernon as CEO of the EMEA region. Both appointments, which are effective July 1, 2022, reinforce Colliers’ continued leadership in the industry and commitment to accelerate the success of its people and clients.

McLernon will focus on overall growth, operational excellence, and client relationships within Colliers’ rapidly growing real estate services operations. He will have direct oversight of Colliers’ Capital Markets, Leasing and Outsourcing & Advisory businesses globally, with emphasis on accelerating growth, enhancing global collaboration, and strengthening our unique culture and way of doing business.

McLernon brings a wealth of experience growing Colliers’ businesses and has played an important role in building the Colliers brand into the leading global player it is today. Since joining the company in 1987, his enterprising spirit earned him increasingly senior positions culminating in his role of CEO of EMEA.

“Chris’ appointment reflects the success of his longstanding career with Colliers. Over the past 12 years as EMEA’s leader, Chris was instrumental in growing the region from $30 million to over $700 million in revenues while delivering exceptional client results, creating a great culture for our professionals, and driving operational excellence. With Chris’ experience, commitment, and track record as a leader, we are even better positioned to achieve our ambitious 2025 growth plan,” said Hennick.

Amel-Azizpour has extensive real estate experience, having worked closely with McLernon over the past nine years at Colliers, most recently as the CFO of EMEA. Amel-Azizpour is a trusted partner within the broader regional leadership team, with both the intimate knowledge of EMEA’s operations and strategic vision to advance Colliers’ position.

“Dav’s well-established reputation, deep understanding of our EMEA business, and his embodiment of Colliers’ unique culture makes him a natural fit to succeed Chris. I am confident he will excel in his new role and continue to drive growth and profitability throughout our EMEA business during this dynamic time,” continued Hennick. “Chris and Dav are both strategic, results-oriented leaders whose contributions to Colliers over many years make them ideal candidates to fulfill their new roles. I am extremely proud of both and excited to watch as they continue enhance the scale and reputation of our company in the years to come,” he concluded.

About Colliers

Colliers (NASDAQ, TSX: CIGI) is a leading diversified professional services and investment management company. With operations in 62 countries, our 17,000 enterprising professionals work collaboratively to provide expert real estate and investment advice to clients. For more than 27 years, our experienced leadership with significant inside ownership has delivered compound annual investment returns of 20% for shareholders. With annual revenues of $4.1 billion and more than $50 billion of assets under management, Colliers maximizes the potential of property and real assets to accelerate the success of our clients, our investors and our people. Learn more at corporate.colliers.com, Twitter @Colliers or LinkedIn.

Media Contact:

Andrea Cheung
Global Manager, Communications
Andrea.Cheung@colliers.com
(416) 324-6402